                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  ANNUAL REPORT

                   PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                     FOR FISCAL YEAR ENDED OCTOBER 31, 2000
                          COMMISSION FILE NUMBER 1-4171

                                 KELLOGG COMPANY
                      AMERICAN FEDERATION OF GRAIN MILLERS
                           SAVINGS AND INVESTMENT PLAN
                            (Full Title of the Plan)

                                 --------------

                                 KELLOGG COMPANY
                                (Name of Issuer)

                               ONE KELLOGG SQUARE
                        BATTLE CREEK, MICHIGAN 49016-3599
                          (Principal Executive Office)

KELLOGG COMPANY
AMERICAN FEDERATION OF GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


                                                                                                 PAGE

REPORT OF INDEPENDENT ACCOUNTANTS                                                                  1

FINANCIAL STATEMENTS AS OF OCTOBER 31, 2000
  AND 1999 AND FOR THE YEARS THEN ENDED:

   Statement of net assets available for benefits                                                  2

   Statement of changes in net assets available for benefits                                       3

   Notes to financial statements                                                                  4-9

ADDITIONAL INFORMATION:

   Schedule of assets held for investment purposes - October 31, 2000                             10

   Schedule of loans or fixed income obligations - October 31, 2000                              11-12

   Schedule of reportable transactions - Year Ended October 31, 2000                              13

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees and Participants of the
Kellogg Company American Federation
of Grain Millers Savings and Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kellogg Company American Federation of Grain Millers Savings and Investment Plan at October 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers  LLP

Battle Creek, Michigan
April 20, 2001

KELLOGG COMPANY                                                                2
AMERICAN FEDERATION OF GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                                                           OCTOBER 31,
                                                                                    2000                1999
ASSETS:
Receivables:
    Employer contributions                                                   $       -           $        97,299
    Employee contributions                                                                               254,829
    Interest                                                                                               6,733
                                                                             ----------------    ---------------
        Total receivables                                                                                358,861
                                                                             ----------------    ---------------

Investments:
    Plan's interest in Master Trust                                               516,813,560        633,692,754
    Loans to participants                                                           7,563,150          7,868,259
    Cash                                                                                                     299
                                                                             ----------------    ---------------
        Total investments                                                         524,376,710        641,561,312
                                                                             ----------------    ---------------
Total assets                                                                      524,376,710        641,920,173
                                                                             ----------------    ---------------

LIABILITIES:
Benefits payable                                                                       35,897             12,500
Investment services fees                                                               33,007             75,627
                                                                             ----------------    ---------------
Total liabilities                                                                      68,904             88,127
                                                                             ----------------    ---------------
Net assets available for benefits                                            $    524,307,806    $   641,832,046
                                                                             ================    ===============

See accompanying notes to financial statements

KELLOGG COMPANY                                                                3
AMERICAN FEDERATION OF GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                                           OCTOBER 31,
                                                                                    2000                1999
Contributions:
    Employer                                                                 $      4,894,755    $     5,681,271
    Employee                                                                       12,436,819         14,218,642
    Rollovers from other qualified plans                                                6,273             36,033
                                                                             ----------------    ---------------
        Total contributions                                                        17,337,847         19,935,946
                                                                             ----------------    ---------------

Earnings on Investments:
    Plan's interest in income of Master Trust                                       8,107,125         72,195,128
    Interest income                                                                   609,780            660,828
    Trustee fees                                                                      (57,571)          (176,020)
                                                                             ----------------    ---------------
        Total earnings on investments, net                                          8,659,334         72,679,936
                                                                             ----------------    ---------------

Participant withdrawals                                                          (143,521,421)       (64,081,064)
                                                                             ----------------    ---------------
Net (decrease) increase                                                          (117,524,240)        28,534,818

Net assets available for benefits at
  beginning of year                                                               641,832,046        613,297,228
                                                                             ----------------    ---------------

Net assets available for benefits at
  end of year                                                                $    524,307,806    $   641,832,046
                                                                             ================    ===============

See accompanying notes to financial statements

KELLOGG COMPANY                                                                4
AMERICAN FEDERATION OF GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The Kellogg Company American Federation of Grain Millers Savings and Investment Plan ("the Plan") operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by Kellogg Company.

     INVESTMENTS

     All investments are reported at current quoted market values except for guaranteed insurance contracts, which are reported at contract value and represent contributions made plus interest at the contract rate. These contracts are maintained in the Stable Value Fund of the Kellogg Company Master Trust.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     ALLOCATION OF NET INVESTMENT INCOME TO PARTICIPANTS

     Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2.   PROVISIONS OF THE PLAN

     PLAN ADMINISTRATION

     The Plan is administered by trustees appointed by Kellogg and employees represented by the American Federation of Grain Millers.

KELLOGG COMPANY                                                                5
AMERICAN FEDERATION OF GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.   PROVISIONS OF THE PLAN (CONTINUED)

     PLAN PARTICIPATION

     Generally, all Kellogg Company hourly employees belonging to American Federation of Grain Millers Union Local Nos. 3, 50, 211, 252, 374 and 401 are eligible to participate in the Plan.

     Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 16 percent of their annual wages. Total deferrals in any taxable year may not exceed $10,500. Employee contributions not exceeding 5 percent of wages are matched by Kellogg Company at an 80 percent rate, with 12.5 percent of the Company match restricted for investment in the Kellogg Company stock fund. Employees may contribute to the Plan from their date of hire; however, the monthly contributions are not matched by the Company until the participant has completed one year of service.

     Participants of the Plan may elect to invest the contributions to their accounts as well as their account balances in various equity, bond, fixed income or Kellogg Company stock funds or a combination thereof in multiples of one percent. Following is a summary of the Plan's investment options:

        The BOND INDEX FUND invests only in top-rated securities, as well as certain mortgage-backed securities to compensate for yield. This fund seeks to meet or exceed the total return of the Lehman Brothers Government/Corporate Bond Index, a standard benchmark for this type of fund.

        The STABLE VALUE FUND invests primarily in investment contracts issued by a diversified group of insurance companies and other financial institutions. This fund seeks to provide a generally steady level of current income, plus stability of principal.

        The U.S. EQUITY INDEX FUND buys and holds securities in the same capitalization weight ratio as they appear in the S&P 500 Index. Securities are traded only when there is contribution or redemption activity, a change in the composition of the S&P 500 Index or the receipt of dividend income.

        The KELLOGG COMPANY STOCK FUND provides returns in the form of dividend income and stock price changes. Return is based solely on the Company's stock performance.

        The LARGE COMPANY EQUITY FUND is a value-oriented growth and income fund. The fund seeks investment opportunities in U.S. common stocks that are not overly recommended and are considered to be good values.

        The SMALL COMPANY EQUITY FUND invests primarily in common stocks of small, rapidly growing U.S. Companies. The fund seeks to provide long-term growth of capital and income by investing in U.S.-based equity securities.

KELLOGG COMPANY                                                                6
AMERICAN FEDERATION OF GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.   PROVISIONS OF THE PLAN (CONTINUED)

        The INTERNATIONAL EQUITY FUND invests in common and preferred stocks, convertibles, American Depositary Receipts, Global Depositary Receipts, bonds (generally rated "A" or better), government securities, nonconvertible preferred stocks, and cash. At least 65% of assets will be invested in issuers in Europe or the Pacific Basin.

        The CONSERVATIVE PRE-MIXED FUND is a combination of the Fixed Income Fund (10%), the Bond Index Fund (50%), the U.S. Equity Index Fund (20%), the International Equity Fund (10%) and the Small Company Equity Fund (10%).

        The AGGRESSIVE PRE-MIXED FUND is a combination of the U.S. Equity Index Fund (25%), the Large Company Equity Fund (25%), the International Equity Fund (20%) and the Small Company Equity Fund (30%).

     VESTING

     Participant account balances are fully vested.

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the Loan fund and the other funds. Loan terms range from 12 to 60 months. Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Principal and interest are paid ratably through monthly payroll deductions. Loans that are considered to be uncollectible at year end result in the outstanding principal being considered a hardship withdrawal from the participant's plan account.

     PARTICIPANT DISTRIBUTIONS

     Participants may elect to withdraw all or a portion of their contributions made after October 31, 1978, plus related net investment income. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations. Under certain circumstances and subject to approval by the Trustees, participants may request withdrawal of a portion of Company contributions and their own contributions made prior to November 1, 1978, including net investment income thereon.

     Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan or receive payment of their account balances in a lump sum. If the account balance is less than $5,000, the terminated participant will receive the account balance in a lump sum.

     Participants are eligible to retire from the Company at age 62, upon reaching 55 with 20 years of service, or after 30 years of service. Upon retirement, disability, or death, a participant's account balance may be received in a lump sum or installment payments.

KELLOGG COMPANY                                                                7
AMERICAN FEDERATION OF GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.   PROVISIONS OF THE PLAN (CONTINUED)

     TERMINATION

     While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account of each participant will be fully vested.

3.   INCOME TAX STATUS

     The Plan administrator has received a favorable letter from the Internal Revenue Service dated November 25, 1996 regarding the Plan's qualification under applicable income tax regulations as an entity exempt from federal income taxes.

4.   MASTER TRUST

     Assets of the Plan have been combined for investment purposes with assets of the Kellogg Company Salaried Savings and Investment Plan and Kellogg Company sponsored pension plans in a Master Trust.

     The Plan has an undivided interest in the net assets held in the Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan's funds available for investment during the year.

     Master Trust net assets at October 31, 2000 and 1999 and the changes in net assets for the periods then ended are as follows:

KELLOGG COMPANY
AMERICAN FEDERATION OF GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
4. MASTER TRUST (CONTINUED)


                          KELLOGG COMPANY MASTER TRUST
     SCHEDULE OF ASSETS AND LIABILITIES FOR MASTER TRUST INVESTMENT ACCOUNTS

                                                PENSION PLANS          SAVINGS & INVESTMENT PLANS              TOTAL

                                          10/31/1999     10/31/2000      10/31/1999     10/31/2000     10/31/1999     10/31/2000
                                        ----------------------------  -----------------------------  ------------------------------
CASH/EQUIVALENTS:
      Non-Interest Bearing              $     14,657  $         --    $         --     $    190,786  $       14,657  $      190,786
      Interest Bearing Cash                   36,158          23,743                        472,627          36,158         496,370
                                        ----------------------------  -----------------------------  ------------------------------
            TOTAL CASH/EQUIVALENTS            50,815          23,743                        663,413          50,815         687,156
                                        ----------------------------  -----------------------------  ------------------------------
RECEIVABLES                               23,574,559      39,320,271       1,038,888      3,323,841      24,613,447      42,644,112
                                        ----------------------------  -----------------------------  ------------------------------
GENERAL INVESTMENTS:
      Long Term U.S. Gov't Securities     61,379,222     194,205,671      14,548,720     10,019,273      75,927,942     204,224,944
      Short Term U.S. Gov't Securities                       (28,334)                                                       (28,334)
      Corporate Debt - Long Term         106,986,013     100,421,709       7,132,367      6,747,697     114,118,380     107,169,406
      Corporate Debt - Short Term          1,072,045                          72,075                      1,144,120
      Corporate Stocks - Preferred           463,000         902,900                                        463,000         902,900
      Corporate Stocks - Convertible       1,300,767       1,060,539                                      1,300,767       1,060,539
      Corporate Stocks - Common          703,540,062     651,736,336     515,745,616    454,948,112   1,219,285,678   1,106,684,448
      Real Estate Pooled Funds            11,121,415       7,654,432                                     11,121,415       7,654,432
      Value of Interest in Pooled Funds    8,857,891      24,333,746      31,630,627     14,015,544      40,488,518      38,349,290
      Guaranteed Investment Contracts                                    568,829,667    499,923,163     568,829,667     499,923,163
                                        ----------------------------  -----------------------------  ------------------------------
            TOTAL INVESTMENTS            894,720,415     980,286,999   1,137,959,072    985,653,789   2,032,679,487   1,965,940,788
                                        ----------------------------  -----------------------------  ------------------------------
            TOTAL ASSETS                 918,345,789   1,019,631,013   1,138,997,960    989,641,043   2,057,343,749   2,009,272,056
                                        ----------------------------  -----------------------------  ------------------------------
PAYABLES
      Unsettled Trades                   (38,878,979)   (138,538,930)       (143,636)      (347,078)    (39,022,615)   (138,886,008)
      Investment Service Fees               (847,748)       (983,952)                                      (847,748)       (983,952)
                                        ----------------------------  -----------------------------  ------------------------------
            TOTAL LIABILITIES            (39,726,727)   (139,522,882)       (143,636)      (347,078)    (39,870,363)   (139,869,960)
                                        ----------------------------  -----------------------------  ------------------------------
            NET ASSETS                  $878,619,062  $  880,108,131  $1,138,854,324   $989,293,965  $2,017,473,386  $1,869,402,096
                                        ============================  =============================  ==============================

Percentage Interest held by the Plan                                            55.6%         52.2%            31.4%           27.6%

KELLOGG COMPANY                                                                9
AMERICAN FEDERATION OF GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
4. MASTER TRUST (CONTINUED)

                          KELLOGG COMPANY MASTER TRUST
             SCHEDULE OF INCOME AND EXPENSES, CHANGES IN NET ASSETS
 AND NET INCREASE (DECREASE) IN NET ASSETS OF MASTER TRUST INVESTMENT ACCOUNTS

                                              PENSION PLANS            SAVINGS & INVESTMENT PLANS                 TOTAL

                                       10/31/1999      10/31/2000      10/31/1999      10/31/2000       10/31/1999      10/31/2000
                                    ------------------------------- -------------------------------  -------------------------------
Transfer of Assets Into
     Investment Account                 $58,559,477    $43,770,563    $418,241,471    $634,660,118     $476,800,948    $678,430,681
Earnings on Investments
     Interest                            11,651,791     13,452,506      39,044,057      34,233,989       50,695,848      47,686,495
     Dividends                            2,889,101      4,332,396       3,356,244       4,300,646        6,245,345       8,633,042
     Corporate Actions                    1,307,988        247,797                                        1,307,988         247,797
     Pooled Fund Income                     698,314        471,987                                          698,314         471,987
     Miscellaneous                            4,496        (57,530)             80              (3)           4,576         (57,533)
     Net Realized Gain/(Loss)            32,986,430     75,156,499      18,365,583      23,830,925       51,352,013      98,987,424
                                    ------------------------------- -------------------------------  -------------------------------
TOTAL ADDITIONS                         108,097,597    137,374,218     479,007,435     697,025,675      587,105,032     834,399,893
                                    ------------------------------- -------------------------------  -------------------------------
Transfer of Assets Out of
     Investment Account                (102,383,002)   (98,028,663)   (488,585,583)   (800,395,482)    (590,968,585)   (898,424,145)
Fees and Commissions                     (3,251,323)    (3,257,254)       (482,824)       (541,627)      (3,734,147)     (3,798,881)
                                    ------------------------------- -------------------------------  -------------------------------
TOTAL DISTRIBUTIONS                    (105,634,325)  (101,285,917)   (489,068,407)   (800,937,109)    (594,702,732)   (902,223,026)
                                    ------------------------------- -------------------------------  -------------------------------
Change in Unrealized Appreciation       109,113,740    (34,599,231)     77,623,576     (45,648,925)     186,737,316     (80,248,156)
                                    ------------------------------- -------------------------------  -------------------------------
NET CHANGE IN ASSETS                    111,577,012      1,489,070      67,562,604    (149,560,359)     179,139,616    (148,071,289)
Net Assets at Beginning of Year         767,042,050    878,619,061   1,071,291,720   1,138,854,324    1,838,333,770   2,017,473,385
                                    ------------------------------- -------------------------------  -------------------------------
Net Assets at End of Year              $878,619,062   $880,108,131  $1,138,854,324    $989,293,965   $2,017,473,386  $1,869,402,096
                                    =============================== ===============================  ===============================

KELLOGG COMPANY                                                               10
AMERICAN FEDERATION OF GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - OCTOBER 31, 2000
--------------------------------------------------------------------------------

                                                                                      MARKET           UNREALIZED
SECURITY DESCRIPTION                                  COST            PRICE            VALUE           GAIN/LOSS
Loans to participants                          $       7,563,150                  $       7,563,150      $    -
                                               =================                  =================      ==========

KELLOGG COMPANY                                                               11
AMERICAN FEDERATION OF GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS - OCTOBER 31, 2000
--------------------------------------------------------------------------------

                                         AMOUNT RECEIVED
                                        DURING REPORTING
                              ORIGINAL         YEAR               UNPAID                   TERMS
IDENTITY AND ADDRESS           AMOUNT  -------------------      BALANCE AT   ------------------------------------
      OF OBLIGOR              OF LOAN  PRINCIPAL  INTEREST       YEAR END    LOAN DATE  INTEREST RATE    MATURITY   AMOUNTS OVERDUE
                                                                                                                    ---------------
Linda D. Davis             $    3,000  $     -     $   -        $    2,722    09/30/96       9.27%        03/31/02    $    2,722
918-B Live Oak Circle
Harlingen, TX 78550

Linda J. Morrow                 3,546                                3,546    06/02/00      10.5%         06/07/05         3,546
Box 24
Silver Springs, PA 17575

Ronald M. Sweet                19,998                               19,998    11/08/99       9.25%        11/10/04        19,998
P.O. Box 734
Battle Creek, MI 49016

Arthur L. Belk                 23,000                 122           23,000    02/02/00       9.50%        02/03/05        23,000
31 Broadway Blvd.
Battle Creek, MI 49017

Debra A. Iden                   3,500                                3,500    10/12/99       9.25%        10/12/04         3,500
219 Dundee Dr.
Battle Creek, MI 49014

Kevin D. Andrews               22,300                               22,300    11/01/99       9.25%        11/03/04        22,300
1130 Patricia Dr.
Papillion, NE 68046

Denise L. Brice                10,200                               10,200    11/05/99       9.25%        11/10/04        10,200
220 East Emmett St.
Battle Creek, MI 49017

KELLOGG COMPANY                                                               12
AMERICAN FEDERATION OF GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS - OCTOBER 31, 2000
--------------------------------------------------------------------------------


                                         AMOUNT RECEIVED
                                        DURING REPORTING
                              ORIGINAL         YEAR               UNPAID                   TERMS
IDENTITY AND ADDRESS           AMOUNT  -------------------      BALANCE AT   ------------------------------------
      OF OBLIGOR              OF LOAN  PRINCIPAL  INTEREST       YEAR END    LOAN DATE  INTEREST RATE    MATURITY   AMOUNTS OVERDUE
                                                                                                                    ---------------
Dave L. McKeen             $   22,000  $     -     $   -        $    2,965    08/31/94       8.25%        11/12/99    $    2,965
22980 B Drive South
Marshall, MI 49068

Jeff S. McClung                15,000                               15,000    04/01/99       8.75%        04/07/04        15,000
8381 17 Mile Rd.
Marshall, MI 49068

Mary E. Brown                  13,000                               13,000    04/13/00      10.0%         04/19/05        13,000
22321 East Ave. N
Battle Creek, MI 49017

Amyjon Smith                   14,788          77                    6,573    06/30/96       9.25%        01/29/01         6,573
12442 S. 32nd St.
Omaha, NE 68123

KELLOGG COMPANY                                                               13
AMERICAN FEDERATION OF GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS - YEAR ENDED OCTOBER 31, 2000
--------------------------------------------------------------------------------

                                       CURRENT VALUE AT TRANSACTION DATE
                                       ---------------------------------            COST OF              NET
                                         NET                        NET           SECURITIES           REALIZED
IDENTITY OF ISSUE                  PURCHASE PRICE               SALES PRICE          SOLD                GAIN
None

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 30, 2001               American Federation of Grain Millers
                                    Savings and Investment Plan


                                             /s/ Thomas J. Webb
                                    -------------------------------------
                                    Thomas J. Webb
                                    Executive Vice President and Chief
                                    Financial Officer, Kellogg Company

                         EXHIBITS

                           23            Consent of Independent Accountants